

May 23, 2013

Via E-mail
Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd.
89 Nexus Way, Camana Bay
PO Box 31106
Grand Cayman KY1-1205, Cayman Islands

> **Re:**   **Office Depot, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 17, 2013 by Starboard Value and Opportunity Master Fund Ltd.,**
> **et al.**
> **File No. 001-10948**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Cover Letter, page 3

1. We note your response to comment 2 in our letter dated April 29, 2013 and reissue this comment in part. Please disclose in your Consent Statement support for the following, some of which is contained in your response letter dated May 17, 2013, or provide us with additional support for the referenced disclosure:

   - "Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years." (page 3) In this respect, it is unclear how your investment or your nominees' service on any board of directors is the cause of any increase in the market price of companies in which you invested in the past.

2. We note your response to comment 3 in our letter dated April 29, 2013 and reissue this comment in part. We further note that statements in your Consent Solicitation may directly or indirectly impugn the character, integrity, or personal reputation of the incumbent directors of Office Depot regardless of whether the incumbent directors are specifically named in the Consent Statement. Please address the following:

- With respect to the first bullet point, the revised disclosure does not address the implication that the current directors are not representative of the shareholders or that those directors are not protecting the interests of all shareholders.

- With respect to the second bullet point, the revised disclosure does not address how you measure board strength, how the current board needs to be stronger or how your nominees will make it stronger.

- Your statements on page 3 that "the Board has exhibited a closed-minded approach" and failed to "pursue opportunities to maximize the value of its joint venture interest in Office Depot de Mexico." (page 3)

- Your statement on page 17 that you "believe that Office Depot's continued underperformance at this critical time for the future of the Company warrants the addition of a direct common stockholder representative on the Board to help ensure that all decisions are made in the best interests of all stockholders." This statement still implies that the Board is not currently acting in the best interests of stockholders, contrary to the Board's fiduciary duties. Please also revise similar statements on pages 5, 17, 24, and 25.

- Your statement on page 25 that "the Board lacks the objectivity necessary to act in the best interest of stockholders." It does not appear that this statement was revised as indicated in your response.

3. We note your statement on page 4 that "[n]ow more than ever, Office Depot needs a stronger, independent Board to protect the interests of Office Depot's stockholders." Please disclose in the Consent Solicitation support for the implication in this statement that the current Board is not independent. In this regard, we note the statement on page 1 of the proxy statement filed by Office Depot on May 20, 2013 that each member of the current Board other than Neil Austrian is an independent director under the criteria established by the New York Stock Exchange for director independence.

4. We note your response to comment 4 in our letter dated April 29, 2013. Please describe briefly in your Consent Solicitation the reasons that you are "uncomfortable with the execution and experience of the Board as currently composed."

5. On page 4 you state that the Annual Meeting has been delayed past the date which would be one year after the 2012 annual meeting. On pages 13 and 14 you state that the company postponed deadlines relating to the 2013 Annual Meeting following discussions with you. Please clarify whether you made the request to delay the referenced deadlines.

Preliminary Consent Statement, page 8

We Urge You to Act, page 10

6. We note your disclosure with respect to the percentage of shares of common stock beneficially owned by Starboard and your statement that Starboard intends to express consent in favor of the Proposals with respect to all of such shares of common stock. It appears that holders of the outstanding Series A Preferred Stock and Series B Preferred Stock are entitled to vote in the same class as the company's common stock in the event of a consent solicitation. Accordingly, please disclose the percentage of voting authority represented by the shares of common stock owned by Starboard. In this regard, we note your statement on page 13 that common stockholders are limited to maximum voting authority of only 11.7%.

Reasons for the Solicitation, page 20

We Believe a Reconstituted Board is Needed to Improve Operational Performance, page 20

7. We note your response to comment 7 in our letter dated April 29, 2013. Please disclose in your Consent Solicitation the basis for your belief that the election of your director nominees will result in a new board that "possesses the appropriate skill sets to oversee a turnaround of Office Depot."

We Believe a New and Improved Board Should Help Select, page 22

8. We note your response to comment 10 in our letter dated April 29, 2013. Please disclose in your Consent Statement the basis for your statement that Starboard's nominees are "likely" additions to any combined Office Depot/Office Max board. Please also disclose that the ability of the Starboard nominees, if elected, to influence the selection of a CEO to serve the combined company is uncertain.

We Question the Commitment of the Current Board Members to Act, page 24

9. We note your response to comment 13 in our letter dated April 29, 2013 and reissue this comment in part. Please revise throughout this section to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, we note statements in this section in which you imply that the Board is acting in its own best interest and not

in the best interest of stockholders, implying a dereliction of the Board's fiduciary duty. Please address the following:

- "In our view, it is imperative at this critical juncture for the Company to be overseen by a group of individuals who will serve the best interests of stockholders."

- "In our view, past practices show that the Board has long engaged in activities that appear to have been designed to preserve and entrench the Board at the expense of the stockholders."

- "We seriously question this Board's commitment to make the critical choices that face the Company in the best interests of the Company's stockholders. In fact, we believe that at this time Office Depot must be overseen by a Board that includes common stockholder representation to help ensure that sensitive and material decisions are made with the best interests of the common stockholders in mind."

Our Four Nominees Have the Experience, page 25

10. We note your response to comment 14 in our letter dated April 29, 2013. Please provide support in your Consent Solicitation for your assertion that the current Board is not objective. Our comment addressed all of your nominees, *including* Mr. Smith. Your response only addresses Mr. Smith's objectivity.

Form of Proxy Card

11. We note that Proposals No. 2 and 6 provide shareholders a means to abstain, in addition to a means to consent or withhold consent to the removal of the company's current directors or election of the filing persons' nominees, respectively. This third option does not appear required by Exchange Act Rule 14a-4(b)(2) or consistent with its instructions. It also appears to be the functional equivalent of the "withhold consent" option. Please advise why you have chosen to include the "abstain" option on the consent card.

Proposal No. 6 – The Election Proposal, page 32

12. We note your description of Mr. Nardelli's achievements while at Home Depot (page 34). In order to provide more balanced disclosure, describe the circumstances of Mr. Nardelli's separation from Home Depot.

Soliciting Materials filed pursuant to Rule 14a-12 on April 22, 2013

13. We note your response to prior comments 18 and 20. Please refrain from making similar statements in future filings: your responses indicate that the Board has not agreed to your proposals; they do not support your prior disclosure that the Board has "ignored" those proposals or that the proposals have "fallen on deaf ears."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, Daniel Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619 or me, at (202) 551-3720 if you have any questions.

                                        Sincerely,

                                        /s/ Dietrich A. King for

                                        Mara L. Ransom
                                        Assistant Director

cc: Andrew M. Freedman
        Olshan Frome Wolosky LLP